Third Quarter 2022 Results November 2022 Exhibit 99.2

Disclaimer This presentation is provided solely by TDCX Inc. (the “Company”) acting in its own capacity and on behalf of its subsidiaries. Forward-looking statements. This presentation may contain forward-looking statements, outcomes, forecasts, estimates, projections and opinions (“forward-looking statements”). No representation or promise is made or will be made that any forward-looking statement will be achieved or will eventuate in the future. Actual events, results, returns and operations could vary materially from those reflected or contemplated in such forward-looking statements. Similarly, no representation or promise is given by the Company that the assumptions, variables and other inputs used in or underlying this presentation are reasonable, reliable or accurate. Circumstances may change and the contents of this presentation may become outdated as a result. Forward-looking statements are by their nature subject to significant uncertainties and contingencies and reliance should not be placed upon them. Past performance of the Company and any of its subsidiaries cannot be relied upon as a guide to future performance. Non-IFRS financial measures. This presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) including EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results or position. Therefore, these measures should not be considered in isolation or as an alternative to gross profit, profit for the period, cash flow or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies which may be defined and calculated differently. See the Reconciliation section in the Appendix for a reconciliation of these non-IFRS measures to the most directly comparable IFRS measure. No representation. In preparing this presentation, the Company has relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which has otherwise been reviewed. Any information regarding price or value in this presentation should not be interpreted as an actual or guaranteed realizable price or value. The Company does not warrant or guarantee the performance of the Company, its assets, business, any financial product or any return associated with any investment. The Company does not make any representation or warranty, express or implied, with respect to the accuracy or completeness of this presentation, or the reasonableness of any assumption contained in this presentation and is not under any obligation to provide you with access to any additional material and reserves the right to amend or replace the same at any time upon its sole discretion. The materials in this presentation is not complete, and not intended to be relied upon, or provide the sole or principal basis of any decision or other action in relation to any transaction. No advice and not an offer. Nothing in this presentation should be construed as or constitutes legal, tax, regulatory, accounting, investment or other (including financial product) advice or as a securities or other recommendation. Furthermore, this presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities of TDCX Inc. and any of its subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. Industry information. Certain industry, market and competitive position data in this presentation is based on third-party data provided by Frost & Sullivan. Such data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Industry publications, reports, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources and estimates are subject to the same qualifications and uncertainties.

HIGHLIGHTS & OVERVIEW 01.

All amounts in USD unless stated otherwise Financial highlights – Third Quarter / Nine Months 2022 Note – Financial figures are unaudited. Convenience translation - The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this presentation were made at a rate of S$1.4340 to US$1.00, being the approximate rate in effect as of Sep 30, 2022. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all. 1. Adjusted EBITDA, Adjusted EBITDA margins, Adjusted Net Income, Adjusted Net Income Margins are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. Robust revenue growth Q3 2022 Revenue $120m or S$173m +16.1% Year-on-year Q3 2022 Adjusted Net Income1 $24m or S$35m +15.0% Year-on-year Q3 2022 Adjusted EBITDA1 $38m or S$55m Adjusted EBITDA1 Margins 31.8% Quality earnings growth 9M 2022 Net Cash from Operating Activities $91m or S$130m Strong growth in operating cashflows +53.1% Year-on-year Industry leading profitability

Unique exposure to Southeast Asia’s growth in digital transformation CHINA PHILIPPINES JAPAN THAILAND SPAIN COLOMBIA INDIA MALAYSIA SINGAPORE ROMANIA S. KOREA 17,400+ Employees globally as at Sep 30, 2022 2021 Expansion Existing Plans Moving Forward INDONESIA VIETNAM 91% Revenue in Southeast Asia 9M 2022 Philippines 25% Singapore 22% Malaysia 30% Thailand 14% China 3% Japan 4% Others 2% 9M 2022 Revenue Mix by Geography Total might not add up due to rounding. HONG KONG TÜRKIYE BRAZIL 2022 Expansion

Strong client growth as Business Development initiatives take flight 1. “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. 2. “Launched client” refers to launched campaigns that are revenue generating 93% Revenue from New Economy1 clients for 9M 2022 New logos signed up (during the period) Launched client2 count (as of Sep 30) Focus on Supporting New Economy1 Clients +55%

Q3 2022 PERFORMANCE 02.

Q3 financial performance Adj EBITDA Margin2 35.5% 31.8% Adjusted Net Income2 (US$m1) Adjusted EBITDA2 (US$m1) Note – Financial figures are unaudited. 1. FX rate of US$1 = S$1.4340 assumed in converting Q3 21 and Q3 22 financials from Singapore dollar to US dollar, being the approximate rate in effect as of Sep 30, 2022. 2. Adjusted EBITDA, Adjusted EBITDA margins, Adjusted Net Income and Adjusted Net Income Margins are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. Adj Net Income Margin2 20.3% 20.1% Adjusted EPS: 15¢ Net Income (US$m1) Revenue (US$m1) EPS: 14¢

Q3 revenue by service offering Revenue Change by Service (US$m1) FX rate of US$1 = S$1.4340 assumed in converting Q3 21 and Q3 22 financials from Singapore dollar to US dollar, being the approximate rate in effect as of Sep 30, 2022. From Q2 2022, Content Monitoring and Moderation service has been renamed as Content, Trust and Safety. Revenue for trust and safety related services that were previously classified under Omnichannel CX solutions and Other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as Content, Trust and Safety services. Accordingly, we reclassified our segment revenues for all periods presented herein on a comparable basis. Other service fees include revenues classified in the Consolidated Financial Statements as other business process services and other services. +16.1% 104 120 Note – Financial figures are unaudited. Total might not add up due to rounding. +6% +32% +13% Omnichannel CX 58% Content, Trust & Safety2 16% Sales & Digital Marketing 25% Revenue Mix by Service (US$m1) Omnichannel CX Sales & Digital Marketing Content, Trust & Safety2 Others3 1% Q3 22

Q3 operating expenses Operating Costs as a % of Revenue (%) Total Operating Cost (US$m) 73.2% 80.3% Note – Financial figures are unaudited. Total might not add up due to rounding. Please refer to the Appendix for details on reconciliation between IFRS and non-IFRS figures. FX rate of US$1 = S$1.4340 assumed in converting Q3 21 and Q3 22 financials from Singapore dollar to US dollar, being the approximate rate in effect as of Sep 30, 2022. In prior periods, we reported foreign exchange gains or losses on a net basis under “other operating expenses” line item. Commencing from the third quarter of 2022, foreign exchange gains for the relevant quarter is reported under “other operating income” line item while foreign exchange losses for the relevant quarter is reported under “other operating expenses” line item. Accordingly, reclassifications relating to foreign exchange gains and losses have been made to prior period’s financial statements to enable comparability with the current period’s financial statements. Comparative figures have been adjusted to conform to the current period’s presentation. 78.1% excluding share-based payment expense +30% -2% +35% +25% excluding share-based payment expense Employee benefits Depreciation All others

9M 2022 PERFORMANCE 03.

9M financial performance Adj EBITDA Margin2 32.7% 31.4% Adjusted Net Income2 (US$m1) Adjusted EBITDA2 (US$m1) Note – Financial figures are unaudited. 1. FX rate of US$1 = S$1.4340 assumed in converting 9M 21 and 9M 22 financials from Singapore dollar to US dollar, being the approximate rate in effect as of Sep 30, 2022. 2. Adjusted EBITDA, Adjusted EBITDA margins, Adjusted Net Income and Adjusted Net Income Margins are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. Adj Net Income Margin2 18.7% 19.5% Adjusted EPS: 45¢ Net Income (US$m1) Revenue (US$m1) EPS: 38¢

9M revenue by service offering Revenue Change by Service (US$m1) +21.7% 279 340 +6% +47% +18% Omnichannel CX 59% Content, Trust & Safety2 17% Sales & Digital Marketing 24% Revenue Mix by Service (US$m1) Omnichannel CX Sales & Digital Marketing Content, Trust & Safety2 Others3 1% FX rate of US$1 = S$1.4340 assumed in converting 9M 21 and 9M 22 financials from Singapore dollar to US dollar, being the approximate rate in effect as of Sep 30, 2022. From Q2 2022, Content Monitoring and Moderation service has been renamed as Content, Trust and Safety. Revenue for trust and safety related services that were previously classified under Omnichannel CX solutions and Other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as Content, Trust and Safety services. Accordingly, we reclassified our segment revenues for all periods presented herein on a comparable basis. Other service fees include revenues classified in the Consolidated Financial Statements as other business process services and other services. Note – Financial figures are unaudited. Total might not add up due to rounding. 9M 22

9M operating expenses Operating Costs as a % of Revenue (%) Total Operating Cost (US$m) 76.2% 80.2% Note – Financial figures are unaudited. Total might not add up due to rounding. Please refer to the Appendix for details on reconciliation between IFRS and non-IFRS figures. FX rate of US$1 = S$1.4340 assumed in converting 9M 21 and 9M 22 financials from Singapore dollar to US dollar, being the approximate rate in effect as of Sep 30, 2022. In prior periods, we reported foreign exchange gains or losses on a net basis under “other operating expenses” line item. Commencing from the third quarter of 2022, foreign exchange gains for the relevant quarter is reported under “other operating income” line item while foreign exchange losses for the relevant quarter is reported under “other operating expenses” line item. Accordingly, reclassifications relating to foreign exchange gains and losses have been made to prior period’s financial statements to enable comparability with the current period’s financial statements. Comparative figures have been adjusted to conform to the current period’s presentation. 77.1% excluding share-based payment expense +33% -4% +23% +27% excluding share-based payment expense Employee benefits Depreciation All others

OUTLOOK 04.

Financial outlook reiterated at the midpoint; range narrowed Revenue (S$ millions) Revenue growth (YoY) Adjusted EBITDA Margin2,3 Approximately 30.0% to 32.0% (Unchanged) FY2022 Outlook 1. Using the FX rate of US$1 = S$1.4340, being the approximate rate in effect as of Sep 30, 2022, this equates to US$457m to US$467m. Using the FX rate of US$1 = US$1.3918, being the approximate rate in effect as of Jun 30, 2022, this equates to US$471m to US$481m. 2. “Adjusted EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense, depreciation expense, and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. 3. Adjusted EBITDA margin is a supplemental, non IFRS financial measure and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. Range: S$655m - S$670m (Midpoint unchanged at $662.5m; Range narrowed from S$650m - S$675m) Range: 18.0% - 20.7% (Midpoint unchanged at 19.3%; Range narrowed from 17.1% - 21.6%) Revenue (US$ millions) US$457m to US$467m1

APPENDIX

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures Reconciliation of Adjusted EBITDA (Unaudited) For the three months ended Sep 30 Q2 20211 (Unaudited) 2022 2022 2021 US$’000 S$’000 S$’000 Profit for the Period 21,564 30,923 30,233 Adjustments: Depreciation Expense 7,118 10,207 10,409 Income Tax Expense 7,531 10,799 9,653 Interest Expense 299 429 2,703 Interest Income (860) (1,233) (119) EBITDA 35,652 51,125 52,879 Equity-settled share-based payment expense 2,676 3,837 - Adjusted EBITDA 38,328 54,962 52,879 To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.4340 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of Sep 30, 2022. Totals might not add up due to rounding. For the nine months ended Sep 30 H1 20211 (Unaudited) 2022 2022 2021 US$’000 S$’000 S$’000 55,737 79,928 74,996 20,264 29,059 30,248 20,291 29,097 19,687 967 1,387 6,450 (1,340) (1,922) (293) 95,919 137,549 131,088 10,706 15,352 - 106,625 152,901 131,088

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures Reconciliation of Adjusted Net Income (Unaudited) For the three months ended Sep 30 H1 20221 (Unaudited) For the nine months ended Sep 30 H1 20221 (Unaudited) 2022 2021 2021 2022 2021 US$’000 S$’000 S$’000 US$’000 S$’000 S$’000 Profit for the period 21,564 30,923 30,233 55,737 79,928 74,996 Adjustments: Equity-settled share-based payment expense 2,676 3,837 - 10,706 15,352 - Adjusted Net Income 24,240 34,760 30,233 66,443 95,280 74,996 To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.4340 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of Sep 30, 2022. Totals might not add up due to rounding.

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures Reconciliation of Adjusted EPS (Unaudited) For the three months ended Sep 30 H1 20221 (Unaudited) For the nine months ended Sep 30 H1 20221 (Unaudited) 2022 2021 2021 2022 2021 Per Share US$ Per Share S$ Per Share S$ Per Share US$ Per Share S$ Per Share S$ EPS 0.14 0.21 0.24 0.38 0.55 0.61 Adjustments:     Equity-settled share-based payment expense 0.01 0.03 - 0.07 0.11 - Adjusted EPS 0.15 0.24 0.24 0.45 0.66 0.61 To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.4340 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of Sep 30, 2022. Totals might not add up due to rounding.

Summary financials

Income Statement (Unaudited)	For the three months ended Sep 30			For the nine months ended Sep 30		
	2022		2021	2022		2021
	US$'000	S$'000	S$'000	US$'000	S$'000	S$'000
Revenue	**120,481**	**172,770**	**148,798**	**339,923**	**487,449**	**400,435**
Employee benefits expense	(78,330)	(112,325)	(86,583)	(224,226)	(321,540)	(242,009)
Depreciation expense	(7,118)	(10,207)	(10,409)	(20,264)	(29,059)	(30,248)
Rental and maintenance expense	(1,847)	(2,648)	(2,063)	(5,084)	(7,290)	(7,740)
Recruitment expense	(3,105)	(4,452)	(3,029)	(7,529)	(10,797)	(7,544)
Transport and travelling expense	(269)	(386)	(452)	(677)	(971)	(985)
Telecom and technology expense	(2,148)	(3,080)	(2,413)	(5,963)	(8,551)	(6,333)
Interest expense	(299)	(429)	(2,703)	(967)	(1,387)	(6,450)
Other operating expense	(3,898)	(5,590)	(3,972)	(9,039)	(12,962)	(10,454)
Share of profit from an associate	43	61	35	94	135	78
Interest income	860	1,233	119	1,340	1,922	293
Other operating income	4,725	6,775	2,558	8,420	12,076	5,640
Profit before income tax	**29,095**	**41,722**	**39,886**	**76,028**	**109,025**	**94,683**
Income tax expenses	(7,531)	(10,799)	(9,653)	(20,291)	(29,097)	(19,687)
Profit for the period	**21,564**	**30,923**	**30,233**	**55,737**	**79,928**	**74,996**

To the extent so indicated, financial figures are unaudited.
FX rate of US$1 = S$1.4340 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of Sep 30, 2022.
Totals might not add up due to rounding.

21

Spectrum of complex and specialized services Omnichannel Customer Experience Sales & Digital Marketing Content, Trust & Safety1 Drive positive CX outcomes for disruptive, new economy verticals Design and execute digital ad campaigns for small & medium businesses Manage trust & safety across social media & other digital platforms Commencing from Q2 2022, Content Monitoring and Moderation service has been renamed as Content, Trust and Safety. The change reflects the industry’s broader view that content moderation services are part of a larger group of services that includes other trust and safety related services and helps enhance our ability to track our performance. Our content, trust and safety services are comprised of content moderating and monitoring services, trust and safety services and data annotation services. Revenue for trust and safety related services that were previously classified under Omnichannel CX solutions and Other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as content, trust and safety services. Source: Frost & Sullivan report “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. Global CX Market Size US$100b by 20252 (12% CAGR from 2020 to 2025 for New Economy3 industry)

TDCX - Unique combination of competitive advantages Source: Company F-1 Public Filing. All figures as of Sep 30, 2022 or for 9M 2022 unless otherwise stated 1. “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. Multi-Geographical Presence; Leadership in Southeast Asia 13 Geographies Global footprint Anchored in SEA with leadership position >90% Revenue from Southeast Asia 93% Revenue from New Economy1 Clients Focus on High Growth New Economy1 Clients Focus on Complex Services and New Economy clients >60% of employees are college or university graduates Focus on Complex Services Deep understanding of fast-growing verticals Domain Expertise Proprietary technologies with data analytics capabilities Technology Better employee outcomes Better Employee Through-put 1 Domain Expertise and Technology Culture Aligned with Tech Clients; Strong Focus on Talent & Innovation 2 3 4 Higher revenue and EBITDA per employee compared to CX peers High employee satisfaction scores Lower attrition compared to industry

Continuous innovation to drive competitive advantage Artificial Intelligence Robotic Process Automation Data Analytics / Consulting Integrated Digital CX Application Flash Hire: Automated video-based recruitment platform Automation projects: support operational reporting, KPI monitoring & others Acuity: Data platform combines rich operational data with prescriptive analytics Multi-modal solutions: video chat support, hybrid AI and agent chat bot, etc Outcome Improve talent matching; halved hiring time Improve operational efficiency & effectiveness Provide expert insights to clients Improve customer experience, enhance agents’ efficiency and effectiveness

Strong growth in total addressable market TDCX is uniquely positioned to capture the increasing demand for CX services, especially in Southeast Asia, from New Economy1 clients 13.3% 4.4% 20A-25E CAGR CAGR: 6.7% New Economy1 Traditional Economy 11.8% CAGR: 4.6% 2.2% 20A-25E CAGR SEA CX Market Size (US$b) Global CX Market Size (US$b) Source: Company F-1 Public Filing, Frost & Sullivan. Market sizing based on delivery locations which includes both onshore and offshore data. 1 “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. TDCX is expanding globally

Our growth strategy Expand business and service offerings with existing clients Strengthen business development and marketing to accelerate new client growth Prudent expansion into new geographic markets Maintain operational and cost efficiencies; continuous improvement of productivity Strategic M&A to add capabilities, clients or geographies

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